Exhibit 99.2

 Nasdaq: FOMX  FMX101 Topical 4% Minocycline Foam for Moderate-to-Severe AcnePhase 3 Analysis & PlanMay 2017

 Disclaimer  To the extent that statements contained in this presentation are not descriptions of historical facts regarding Foamix, they are forward-looking statements reflecting management’s current beliefs and expectations. Forward-looking statements are subject to known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance, or achievements to be materially different from those anticipated by such statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “intends,” or “continue,” or the negative of these terms or other comparable terminology. Forward-looking statements contained in this presentation include, but are not limited to, (i) statements regarding the timing of anticipated clinical trials for our product candidates; (ii) the timing of receipt of clinical data for our product candidates; (iii) our expectations regarding the potential safety, efficacy, or clinical utility of our product candidates; (iv) the size of patient populations targeted by our product candidates and market adoption of our product candidates by physicians and patients; (v) the timing or likelihood of regulatory filings and approvals; and (vi) our revenues under our agreements with our licensees, including Bayer, Allergan and Merz. Although we believe that the expectations reflected in the forward-looking statements are reasonable, various factors may cause differences between our expectations and actual results, including, but not limited to, unexpected safety or efficacy data, unexpected side effects observed during preclinical studies or in clinical trials, lower than expected enrollment rates in clinical trials, changes in expected or existing competition, changes in the regulatory environment for our product candidates and our need for future capital, the inability to protect our intellectual property, and the risk that we become a party to unexpected litigation or other disputes. You should read the documents filed by Foamix with the SEC, including our prospectuses, the Risk Factors set forth therein and the documents filed as exhibits to our registration statements, of which the prospectuses are a part, completely and with the understanding that our actual future results may be materially different from what we expect.  You may obtain those documents by visiting EDGAR on the SEC website at www.sec.gov. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of the foam technology or product candidates of Foamix.  *

 Phase 3 Pivotal Clinical Studies   *  Protocol FX2014-04 and Protocol FX2014-05  A Randomized, Double-Blind Study to Compare the Efficacy, Safety and Long-Term Safety of Topical Administration of FMX-101 for 1 Year in the Treatment of Moderate-to-Severe Acne Vulgaris

foamix®
Pharmaceuticals

Phase 3: Design of Each Pivotal Study (x2)

12-week, randomized, double-blind, vehicle controlled, in subjects with moderate-to-severe acne; followed by 9 month open label safety extension


Double-blinded Phase
Randomized (2:1), double-blind
N = 450
• Minocycline Foam 4%
• Foam vehicle
Open Label Safety Extension
Subjects who complete one of the randomized, Phase 3 studies may enter the open-label phase
Minocycline foam 4% – 9 months of treatment
Baseline
Week 3
Week 6
Week 9
Week 12
(End of treatment)
12 Months

- Self-apply, once daily, in the evening, for 12 weeks
- Inclusion criteria
  - At least 20 inflammatory and 25 non-inflammatory lesions
  - IGA 6 point scale – Moderate or Severe (Grade 3 or 4)
- Co-Primary Efficacy Endpoints
  - Mean change from baseline in inflammatory lesion count
  - Proportion of subjects with IGA scores of "Clear" or "Almost Clear", with improvement of at least 2 grades from baseline

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foamix® Pharmaceuticals

Acne Phase 3

Baseline Data

- Total number of subjects: 466 (Study 04) 495 (Study 05)
- Mean age: 20.3 20.6
- Male/Female: M=42.9% F=57.1% M=41.4% F=58.6%
- Ethnicity: W=62.7% B=27.0% O=10.3% W=74.1% B=20.8% O=5.0%

	Study 04		Study 05	
	FMX-101, 4% (N = 307)	Vehicle (N = 159)	FMX-101, 4% (N = 333)	Vehicle (N = 162)
Baseline Inflammatory Lesion Counts				
Mean (SD)	32.2(8.4)	31.6(8.6)	31.6(8.6)	32.3(8.0)
Median	31	30	30	31
Range (min-max)	20-50	20-76	20-69	20-50
Baseline Non-inflammatory Lesion Counts				
Mean (SD)	49.5(18.0)	46.5(16.6)	50.5(19.5)	50.9(19.9)
Baseline Total Lesion Counts				
Mean (SD)	81.7(21.3)	78.1(19.7)	81.5(21.9)	83.1(23.2)
Baseline IGA Score, n (%)				
3 – Moderate	255(83.1)	137(86.2)	296(88.9)	148(91.4)
4 – Severe	52(16.9)	22(13.8)	37(11.1)	14(8.6)

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foamix Pharmaceuticals

Acne Phase 3 Efficacy Results

Reduction of Inflammatory Lesion Count at Week 12

Absolute Change in Inflammatory Lesion Count at Week 12



Study 04
FMX101
Vehicle
n=307
n=159
-14.16
-11.17
P<.01*
Study 05
FMX101
Vehicle
n=333
n=162
-13.46
-10.72
P<.01*
Pooled
FMX101
Vehicle
n=640
n=321
-13.79
-10.94
P<.01*
Mean Reduction in IL Count vs. Baseline
0
-2
-4
-6
-8
-10
-12
-14
-16

- In Study 04, absolute change in inflammatory lesion count for the FMX101, 4% treatment group was -14.16 versus -11.17 in vehicle (p=0.0071)
- In Study 05, absolute change in inflammatory lesion count for the FMX101, 4% treatment group was -13.46 versus -10.72 in vehicle (p=0.0058)
- In the Pooled Analysis, absolute change in inflammatory lesion count for the FMX101, 4% treatment group was -13.79 versus -10.94 in vehicle (p=0.0001)

*ANCOVA, Intent to Treat (ITT) Population, multiple imputation

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foamix®
Pharmaceuticals

Acne Phase 3 Efficacy Results

IGA Treatment Success at Week 12 [Score Clear (0) or Almost Clear (1)]


IGA Treatment Success at Week 12
% of Subjects Achieving Treatment Success
20%
15%
10%
5%
0%
P>0.21*
8.09%
4.77%
n=307
n=159
FMX101
Vehicle
Study 04
P<.05*
14.67%
7.89%
n=333
n=162
FMX101
Vehicle
Study 05
P<.05*
11.51%
6.34%
n=640
n=321
FMX101
Vehicle
Pooled

- In Study 04, IGA Treatment Success for FMX101, 4% treatment group was 8.09% versus 4.77% in vehicle (p=0.2178)
- In Study 05, IGA Treatment Success for FMX101, 4% treatment group was 14.67% versus 7.89% in vehicle (p=0.0423)
- In the Pooled Analysis, IGA Treatment Success for FMX101, 4% treatment group was 11.51% versus 6.34% in vehicle (p=0.0188)

*Cochran–Mantel–Haenszel test stratified by investigational site, Intent to Treat (ITT) population, multiple imputation

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foamix® Pharmaceuticals

Acne Phase 3 Secondary Efficacy Endpoint

Reduction of Non-Inflammatory Lesion Count at Week 12



Absolute Change in Non-Inflammatory Lesion Count at Week 12
Study 04
FMX101
Vehicle
n=307
n=159
-16.45
-10.30
P<.01*
Study 05
FMX101
Vehicle
n=333
n=162
-13.20
-7.00
P<.05*
Pooled
FMX101
Vehicle
n=640
n=321
-14.76
-8.64
P<.01*
Mean Reduction in NIL Count vs. Baseline
0.00
-2.00
-4.00
-6.00
-8.00
-10.00
-12.00
-14.00
-16.00
-18.00
-20.00

- In Study 04, absolute change in non-inflammatory lesion count for the FMX101, 4% treatment group was -16.45 versus -10.30 in vehicle (p=0.0042)
- In Study 05, absolute change in non-inflammatory lesion count for the FMX101, 4% treatment group was -13.20 versus -7.00 in vehicle (p=0.0320)
- In the Pooled Analysis, absolute change in inflammatory lesion count for the FMX101, 4% treatment group was -14.76 versus -8.64 in vehicle (p=0.0011)

*ANCOVA, Intent to Treat (ITT) Population, multiple imputation

8

foamix Pharmaceuticals

Acne Phase 3 Secondary Efficacy Endpoint

% Change in Inflammatory Lesion Count at Weeks 3, 6, 9 and 12^


Study 04 - IL Count % Change
0%
-20%
-40%
-60%
% Reduction of IL
−34%
−44%
†
†
*
‡
FMX101 (n=307)
Vehicle (n=159)
0
3
6
9
12
Weeks
Study 05 - IL Count % Change
0%
-20%
-40%
-60%
% Reduction of IL
−34%
−43%
*
*
†
‡
FMX101 (n=333)
Vehicle (n=162)
0
3
6
9
12
Weeks

- In Study 04, percent change in inflammatory lesion count for the FMX101, 4% treatment group at week 12 was -44% versus -34% in vehicle (p=0.0033)
- In Study 05, percent change in inflammatory lesion count for the FMX101, 4% treatment group at week 12 was -43% versus -34% in vehicle (p=0.0097)
- Statistical significance demonstrated at all timepoints (beginning at Week 3) for both Study 04 & 05

^ANCOVA, Intent to Treat (ITT) Population, multiple imputation
‡$P \leq .01$; †$P \leq .001$; *$P \leq .0001$

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FMX101 Phase 3 Patient Satisfaction

Questionnaire at Week 12, ITT Population (Observed-Cases, n=534)



Overall, how satisfied are you with this product?
32%
42%
17%
7%
2%



How satisfied are you with this product compared to other products you have previously used for acne, such as gels and creams?
37%
32%
20%
9%
2%

~75% of subjects satisfied or very satisfied with FMX101

Scale
- 1- Very Satisfied
- 2- Satisfied
- 3- Somewhat Satisfied
- 4- Dissatisfied
- 5- Very Dissatisfied

~70% of subjects were satisfied or very satisfied with FMX101 vs. other topical acne therapies

Study 04 & Study 05 Pooled Analysis

10

 FMX101 Phase 3 Patient Satisfaction (cont.)Questionnaire at Week 12, ITT Population (Observed-Cases, n=534)  *  Study 04 & Study 05 Pooled Analysis  How satisfied are you with how easy this product is to use?  How satisfied are you with how this product feels on your skin after treatment?  Scale 1- Very Satisfied2- Satisfied3- Somewhat Satisfied4- Dissatisfied5- Very Dissatisfied  >80% of patients were satisfied or very satisfied with the ease of use of FMX101   Only 16% of patients were dissatisfied or very dissatisfied with the product feel of FMX101

 FMX101 Phase 3 Results Summary  Totality of efficacy results for FMX101 in Ph3 are positive, with inconsistent results found in only one endpoint (IGA 0/1 Treatment Success in Study 04) Pooled analysis of IGA 0/1 Treatment Success is statistically significant % Change in inflammatory lesion count is statistically significant in Study 04 and Study 05 at all timepoints (beginning at Week 3)Non-inflammatory lesion count reduction at Week 12 is statistically significant in Study 04 and Study 05 Overall high level of patient satisfaction with FMX101   *

foamix®
Pharmaceuticals

FMX101 3rd Phase 3 Study Design

Study FX2017-22

12-week, randomized, double-blind, vehicle controlled, in subjects with moderate-to-severe acne



Double-blinded Study (-22)
Randomized (1:1), double-blind
N=1,500
Minocycline Foam 4%
Foam vehicle
Week 3
Week 6
Week 9
Week 12
(End of treatment)

- **1 US Study, 1,500 subjects, ~80 sites, ≥9 years of age**
- **Self-apply, once daily, for 12 weeks**
- **Inclusion Criteria**
  - At least 20 inflammatory and 25 non-inflammatory lesions
  - IGA 5 point scale – Moderate to Severe (Grade 3 or 4)
- **Co-primary Efficacy Endpoints:**
  1. Mean change from baseline in inflammatory lesion count
  2. Proportion of subjects with IGA scores of "Clear" or "Almost Clear", with improvement of at least 2 grades from baseline
- **Safety Evaluations:** AEs, physical exams, vitals, dermal tolerability, erythema assessments, labs

Study commencement expected Mid-2017; Topline results expected Mid-2018

13

foamix Pharmaceuticals

FMX103 Phase 3 Study Design

Studies FX2016-11, FX2016-12 & FX2016-13

12-week, randomized, double-blind, vehicle controlled, in subjects with moderate-to-severe papulopustular rosacea; followed by 9 month open label



Double-blinded Study (-11,-12)
Randomized (2:1), double-blind
N=750 (X2)
Minocycline Foam 1.5%
Foam vehicle
Open Label Safety Extension Study (-13)
Subjects who complete one of the randomized, Phase 3 studies may enter the open-label study
Minocycline foam 1.5% – 9 months of treatment
Week 2
Week 4
Week 8
Week 12 (End of treatment)
12 Months

- **2 US Studies, ~80 sites, 750 subjects per study (N=1,500 subjects), ≥18 years of age**
- **Self-apply, once daily, for 12 weeks**
- **Inclusion Criteria**
  - 15 to 75 inflammatory lesions
  - IGA 5 point scale – Moderate to Severe (Grade 3 or 4)
- **Co-primary Efficacy Endpoints:**
  1. Mean change from baseline in inflammatory lesion count
  2. Proportion of subjects with IGA scores of "Clear" or "Almost Clear", with improvement of at least 2 grades from baseline
- **Safety Evaluations:** AEs, physical exams, vitals, dermal tolerability, erythema assessments, labs

Study commencement expected Mid-2017; Topline results expected Mid-2018

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                                 Target Milestones  *  TLR (Studies 04 & 05)  Mar 27  3rd Ph3 DB (Study 22)  Ph3 LTS  3rd Ph3 TLR  NDA  PDUFA  2017  2020  H12017  H2  H1 2018  H2  H1 2019  H2  H1 2020  H2  FMX101, 4% (Acne)  FMX103, 1.5% (Rosacea)  TLR = Topline Results*Actual timelines may vary foamix®
Pharmaceuticals

Summary

- Totality of efficacy results for FMX101 in Ph3 are positive, with inconsistent results found in only one endpoint (IGA 0/1 Treatment Success in Study 04)
  - Pooled analysis of IGA 0/1 Treatment Success is statistically significant
  - Non-inflammatory lesion count reduction is statistically significant in Study 04 and Study 05
  - % Change in inflammatory lesion count is statistically significant in Study 04 and Study 05 at all timepoints (beginning at Week 3)
- Overall high level of patient satisfaction with FMX101
- Commencement of 3rd Ph3 study expected mid 2017
- Ongoing communications with FDA
- FMX101 long-term safety study expected to be completed year end
- FMX101 NDA filing expected H2 2018
- FMX103 Ph3 first patient enrolled expected mid year
- Sufficient capital to support development of FMX101 and FMX103, into 2019

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